Exhibit 99.9

CONSENT OF TANSUKH V. GANATRA

I hereby consent to the references to, and information with respect to, me in my capacity as a proposed member of the Board of Directors of the Registrant wherever such references and information appear in the Registration Statement, including the joint proxy statement/prospectus constituting a part thereof, and all amendments thereto.

/s/ Tansukh V. Ganatra
Tansukh V. Ganatra

November	8, 2006